FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2013

Commission File Number: 001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X      Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __     No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 3 JUNE 2013

Name of applicant:		ASTRAZENECA PLC
Name of scheme:		ASTRAZENECA SHARE OPTION PLAN; ASTRAZENECA SAVINGS-RELATED SHARE OPTION PLAN; ASTRAZENECA ALL-EMPLOYEE SHARE PLAN
Period of return:	From:	1 DECEMBER 2012	To:	31 MAY 2013
Balance of unallotted securities under scheme(s) from previous return:		2,967,080
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		2,967,080
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		0

Name of contact:	MARTIN BENNETT
Telephone number of contact:	020 7604 8157

Date: 3 JUNE 2013

Name of applicant:		ASTRAZENECA PLC
Name of scheme:		ASTRAZENECA SHARE OPTION PLAN; ASTRAZENECA SAVINGS-RELATED SHARE OPTION PLAN; ASTRAZENECA ALL-EMPLOYEE SHARE PLAN; ASTRAZENECA PLC 2012 SAVINGS-RELATED SHARE OPTION SCHEME
Period of return:	From:	15 MARCH 2013	To:	31 MAY 2013
Balance of unallotted securities under scheme(s) from previous return:		10,000,000
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of Securities issued/allotted under scheme(s) during period (see LR3.5.7G):		3,451,159
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		6,548,841

Name of contact:	MARTIN BENNETT
Telephone number of contact:	020 7604 8157

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 03 June 2013	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary